Quest Oil Corporation
580 2nd Street, Suite 102
Encinitas, CA 92024
(760) 230-2300

May 10, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re: Quest Oil Corporation (the “Company”)
Registration Statement on Form SB-2
Filed: May 4, 2006
File Number: 333-133795

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, we hereby request that the Commission grant the Company’s request to immediately withdraw the above referenced Registration Statement on Form SB-2. The above referenced Registration Statement was inadvertently filed under the wrong Form Type and should have been filed as an amendment to the Registration Statement on Form SB-2 filed on December 23, 2005, File #: 333-130686. The Company intends to immediately file amendment number 5 to the Registration Statement filed on December 23, 2005, File # 333-130686.

No securities were sold in connection with the offering.

Should you have any comments or questions, please do not hesitate to contact the undersigned at your convenience.

Quest Oil Corporation

/s/ Joseph F. Wallen
___________________________________
Joseph F. Wallen
Chief Financial Officer